UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        Compania Cervecerias Unidas S.A.
                                (Name of Issuer)

                    Common Stock without nominal (par) value
                          Title of Class of Securities

                                    204429104
                                 (CUSIP Number)

                            Rosita Covarrubias Gatica
                        Enrique Foster Sur 20, 14th Floor
                                 Santiago, Chile
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    July 2005
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ?


                       (Continued on the Following Pages)
                              (Page 1 of 24 pages)

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Inversiones y Rentas S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    204,368,432
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           204,368,432
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Inversiones IRSA Limitada
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    7,946,707
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           7,946,707
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Quinenco S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Heineken N.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Luksburg Foundation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liechtenstein
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Lanzville Investments Establishment
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liechtenstein
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Dolberg Finance Corporation Establishment
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liechtenstein
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Geotech Establishment
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liechtenstein
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Andsberg Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey, Channel Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Andsberg Inversiones Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey, Channel Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Andsberg Inversiones Ltda.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Ruana Copper Corporation Establishment
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liechtenstein
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Guillermo Luksic Craig
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nicolas Luksic Puga
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Inmobiliaria e Inversiones Rio Claro S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Andronico Luksic Craig
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Patricia Lederer Tcherniak
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Inversiones Consolidadas S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Inversiones Salta S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Andronico Luksic Lederer
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Davor Luksic Lederer
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Max Luksic Lederer
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Dax Luksic Lederer
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        204,368,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,368,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,368,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            Between July 11, 2005 and July 14, 2005, in a series of open market transactions, Inversiones y Rentas S.A., a company organized under the laws of Chile ("IRSA"), purchased 8,099,074 shares of Common Stock, without nominal
(par) value (the "Additional Shares") of Compania Cervecerias Unidas S.A.'s ("CCU"). The Additional Shares represented 2.54% of the total outstanding shares of CCU's Common Stock. Prior to the purchase of the Additional Shares, IRSA held 196,269,358 shares of CCU's Common Stock (the "Old Shares") representing 61.62% of CCU's total outstanding shares of Common Stock. IRSA has previously filed a
Schedule 13G relating to the Old Shares and, as a result of the purchase of the Additional Shares, is now converting that filing to a Schedule 13D. As of the date of this filing, IRSA, either directly or indirectly through its subsidiary described below, holds 204,368.432 shares of CCU's Common Stock or 64.17% of CCU's total outstanding shares of Common Stock.

            Subsequent to the purchase of the Additional Shares, IRSA formed Inversiones IRSA Limitada, a limited liability company organized under the laws of Chile ("IRSA Ltda"). IRSA Ltda. is 99.99% owned by IRSA. With the proceeds of a capital contribution from IRSA, IRSA Ltda. purchased 7,946,707 shares of CCU"s Common Stock from IRSA through the Santiago Stock Exchange.

            IRSA is 50% owned directly by Quinenco S.A., a corporation organized under the laws of Chile ("Quinenco") engaged principally in the financial, industrial and services sectors in Chile through its ownership of companies in the financial services, copper and aluminum products, food and beverages, telecommunications services and other businesses, and indirectly by Heineken N.V., a corporation organized under the laws of The Netherlands, a global brewer of malt beverages. Quinenco and Heineken control IRSA pursuant to a Shareholders Agreement more fully described in Item 6 below.

            References to share ownership herein refer to "beneficial ownership" as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), unless otherwise stated.

      Item 1. Security and Issuer.

            This Statement relates to the Common Stock, without nominal (par) value of CCU. CCU's principal executive offices are located at Bandera 84, Sixth Floor, Santiago, Chile.

      Item 2. Identity and Background.

            (a), (b), (c) and (f)

            IRSA is engaged principally in owning interests in the Chilean and Argentinean beverage industries through the ownership of Common Shares of the CCU. IRSA's principal business address is Enrique Foster Sur 20, 14th Floor, Santiago, Chile. IRSA is 50% owned by Quinenco and 50% owned by Heineken through its subsidiary Heineken Chile Ltda. ("Heineken Chile").

            Inversiones IRSA Limitada, a limited liability company organized under the laws of Chile ("IRSA Ltda"), is engaged principally in owning interests in the Chilean and Argentinean beverage industries through the ownership of Common Shares of the CCU. IRSA's principal business address is Enrique Foster Sur 20, 14th Floor, Santiago, Chile. IRSA Ltda. is 99.9% owned by IRSA.

            Quinenco S.A., a corporation organized under the laws of Chile, is engaged principally in the financial, industrial and services sectors in Chile through its ownership of companies in the financial services, copper and aluminum products, food and beverages, telecommunications services and other businesses. Quinenco's principal business address is Enrique Foster Sur 20, 14th Floor, Santiago, Chile.

            Heineken N.V. a corporation organized under the laws of The Netherlands, is engaged primarily in the brewing and sale of malt beverages through a global network of breweries and distributors. Heineken's principal business address is Tweede Weteringplantsoen 21, 1017 ZD Amsterdam, Netherlands.

            The Luksburg Foundation (the "Luksburg Foundation"), a foundation organized under the laws of the Principality of Liechtenstein ("Liechtenstein"), is a foundation with direct and indirect investments in various companies, including Quinenco. The Luksburg Foundation's principal business address is Heiligkreuz 6, FL-9490 Vaduz, Liechtenstein. The Luksburg Foundation is a member of a reporting group that beneficially owns 82.5% of the outstanding ordinary shares of Quinenco (the "Quinenco Group").

            Lanzville Investments Establishment, an establishment organized under the laws of Liechtenstein ("Lanzville"), is a holding entity whose main purpose is to hold shares of Quinenco and various other companies. Lanzville's principal business address is Heiligkreuz 6, FL-9490 Vaduz, Liechtenstein. Lanzville is a member of the Quinenco Group.

            Dolberg Finance Corporation Establishment, an establishment organized under the laws of Liechtenstein ("Dolberg"), is a holding entity whose main purpose is to hold shares of Quinenco and various other companies. Dolberg's principal business address is Heiligkreuz 6, FL-9490 Vaduz, Liechtenstein. Dolberg is a member of the Quinenco Group.

            Geotech Establishment, an establishment organized under the laws of Liechtenstein ("Geotech"), is a holding entity whose main purpose is to hold shares of Quinenco and various other companies. Geotech's principal business address is Heiligkreuz 6, FL-9490 Vaduz, Liechtenstein. Geotech is a member of the Quinenco Group.

            Andsberg Ltd., a limited liability company organized under the laws of Jersey, Channel Islands ("Andsberg Jersey"), is a holding company whose main purpose is to hold shares of Quinenco and various other companies. Andsberg Jersey's principal business address is 22 Grenville Street, St. Helier, Jersey, Channel Islands JE48PX. Andsberg Jersey is a member of the Quinenco Group.

            Andsberg Inversiones Ltd., a limited liability company organized under the laws of Jersey, Channel Islands ("Andsberg Inversiones Jersey"), is a holding company whose main purpose is to hold shares of Quinenco and various other companies. Andsberg Inversiones Jersey's principal business address is 22 Grenville Street, St. Helier, Jersey, Channel Islands JE48PX. Andsberg Inversiones Jersey is a member of the Quinenco Group.

            Andsberg Inversiones Ltda., a limited liability partnership organized under the laws of Chile ("Andsberg Chile"), is a holding entity whose main purpose is to hold shares of Quinenco and various other companies. Andsberg Chile's principal business address is Ahumuda 11, Oficina 206, Santiago, Chile. Andsberg Chile is a member of the Quinenco Group.

            Ruana Copper Corporation Establishment, an establishment organized under the laws of Liechtenstein ("Ruana Copper"), is a holding entity whose main purpose is to hold shares of Quinenco and various other companies. Ruana Copper's principal business address is Heilgkreuz 6, FL-9490 Vaduz, Liechtenstein. Ruana Copper is a member of the Quinenco Group.

            Guillermo Luksic Craig, a Chilean citizen, resides in Chile and has his principal business address at Enrique Foster Sur 20, 16th Floor, Santiago, Chile. Mr. Guillermo Luksic Craig is the Chairman of the Board of Directors of Quinenco and a member of the Quinenco Group.

            Nicolas Luksic Puga, a Chilean citizen, resides in Chile and has his principal business address at Enrique Foster Sur 20, 15th Floor, Santiago, Chile. Mr. Nicolas Luksic Puga is a financial analyst at Quinenco and is a member of the Quinenco Group.

            Inmobiliaria e Inversiones Rio Claro S.A., a corporation organized under the laws of Chile ("Rio Claro"), is a holding company whose main purpose is to hold shares of Quinenco and various other companies. Rio Claro's principal business address is at Enrique Foster Sur 20, 18th Floor, Santiago, Chile. Rio Claro is a member of the Quinenco Group.

            Andronico Luksic Craig, a Chilean citizen, resides in Chile and has his principal business address at Enrique Foster Sur 20, 16th Floor, Santiago, Chile. Mr. Andronico Luksic Craig is the Vice Chairman of the Board of Directors of Quinenco and a member of the Quinenco Group.

            Patricia Lederer Tcherniak, an Argentine citizen, resides in Chile and has her principal business address at Enrique Foster Sur 20, 18th Floor, Santiago, Chile. Mrs. Patricia Lederer Tcherniak is a member of the Quinenco Group.

            Inversiones Consolidadas S.A., a corporation organized under the laws of Chile ("Inversiones Consolidadas"), is a holding company whose main purpose is to hold shares of Quinenco and various other companies. Inversiones Consolidadas's principal business address is Enrique Foster Sur 20, 18th Floor, Santiago, Chile. Inversiones Consolidadas is a member of the Quinenco Group.

            Inversiones Salta S.A., a corporation organized under the laws of Chile ("Inversiones Salta"), is a holding company whose main purpose is to hold shares of Quinenco and various other companies. Inversiones Salta's principal business address is Enrique Foster Sur 20, 18th Floor, Santiago, Chile. Inversiones Salta is a member of the Quinenco Group.

            Andronico Luksic Lederer, a Chilean citizen, resides in Chile and has his principal business address at Enrique Foster Sur 20, 18th Floor, Las Condes, Santiago, Chile. Mr. Andronico Luksic Lederer is a financial analyst at a Quinenco group company and is a member of the Quinenco Group.

            Davor Luksic Lederer, a Chilean citizen, resides in Chile and has his principal business address at Enrique Foster Sur 20, 18th Floor, Las Condes, Santiago, Chile. Mr. Davor Luksic Lederer is a student and is a member of the Quinenco Group.

            Max Luksic Lederer, a Chilean citizen, resides in Chile and has his principal business address at Enrique Foster Sur 20, 18th Floor, Las Condes, Santiago, Chile. Mr. Max Luksic Lederer is the minor son of Andronico Luksic Craig and is a member of the Quinenco Group.

            Dax Luksic Lederer, a Chilean citizen, resides in Chile and has his principal business address at Enrique Foster Sur 20, 18th Floor, Las Condes, Santiago, Chile. Mr. Dax Luksic Lederer is the minor son of Andronico Luksic Craig and is a member of the Quinenco Group.

            (d) None of the Reporting Persons, or to the best knowledge of each of the Reporting Persons, any of the persons listed in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) During the last five years, none of the Reporting Persons, or to the best knowledge of each Reporting Person, any of the persons listed in Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.

            By this filing, Quinenco and its affiliates, one the one hand, and Heineken Chile and its affiliates, on the other hand, disclaim that they are a group and the ownership and control of any beneficial interests in CCU that the other may hold through IRSA.

      Item 3. Source and Amount of Funds or Other Consideration.

            The purchase of the Additional Shares were financed through the incurrence by IRSA of the short-terms loans described below. All of the short term loans were repaid as described below with the proceeds of the sale of the Additional Shares to IRSA Ltda. IRSA Ltda. purchased the shares with the proceeds of the capital contribution from IRSA. IRSA financed the capital contribution to IRSA Ltda. through the incurrence of the long-term loans described below.

Short-term indebtedness to finance the initial purchase of the shares:

Lender                     Date of Incurrence    Principal Amount        Interest Rate          Date of Repayment
Banco Bilbao Vizcaya       7/13/05               4,050,000,000*          0.38%                  8/11/05

Argentaria, Chile
Banco Santander- Chile     7/13/05               285,485.897**           UF + 0%                8/09/05
Banco del Estado de Chile  7/14/05               3,000,000,000*          0.33%                  8/11/05
Banco Bilbao Vizcaya       7/18/05               5,500,000,000*          0.355%                 8/11/05
Argentaria, Chile
Banco del Estado de Chile  7/18/05               6,500,000,000*          0.33%                  8/11/05

*     Chilean Pesos

** Unidades de Fomento ("UFs"), which are inflation-indexed, peso-denominated monetary units. The UF rate is set daily in advance based on changes in the previous month's inflation rate in Chile.

Long-term indebtedness to finance the capital contribution to IRSA Ltda.:

Lender                     Date of        Principal Amount   Interest Rate       Maturity Date
                           Incurrence
Banco Bilbao Vizcaya       8/5/05         545,000*           3.3%                5/31/2013
Argentaria, Chile
Banco de Credito e         8/5/05         305,000*           3.3%                5/31/2013
Inversiones
Banco del Estado de Chile  8/5/05         545,000*           3.3%                5/31/2013

*     UFs

      Item 4. Purpose of the Transaction.

            IRSA purchased the Additional Shares to increase its ownership interest in CCU.

      Item 5. Interests in Securities of the Issuer.

            Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

            (a)-(b) See pages 2-[ ] of this Schedule 13D for the aggregate number and percentage of Common Shares beneficially owned by each Reporting Person, the number of Common Shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

            (c) The following table sets forth all transactions in shares of Common Stock of CCU that were effected during the past 60 days by each Reporting Person (other than the sale of shares by IRSA to IRSA Ltda.):

Reporting Person           Date                    No. of Shares            Price per Share*
IRSA                       7/11/05                 3,083,534                2,900.00
IRSA                       7/11/05                 15,540                   2,899.00
IRSA                       7/12/05                 1,000,000                2,935.00
IRSA                       7/14/05                 41,570                   2,985.00
IRSA                       7/14/05                 150                      2,990.00
IRSA                       7/14/05                 150                      2,995.00
IRSA                       7/14/05                 5,000                    2,999.90
IRSA                       7/14/05                 3,953,130                3,000.00

All prices are in Chilean Pesos.

All shares were purchased through the Santiago Stock Exchange.

            (d) Not applicable.

            (e) Not applicable.

            Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Quinenco and Heineken Chile have entered into an Amended Shareholder's Agreement dated January 13, 2003 (the "Shareholder Agreement") which sets forth their governing relationship with respect to CCU.

      Governance of IRSA. The Shareholder Agreement provides that IRSA shall have six directors, three of which are appointed by Quinenco and three of which are appointed by Heineken. All of IRSA's resolutions must be passed by the affirmative vote of at least four directors.

      Ownership of CCU Shares. The Shareholder Agreement provides that neither Quinenco nor Heineken may hold shares on their own but must make any acquisitions through IRSA.

      Non-Competition. The Shareholder Agreement provides that Quinenco and Heineken shall not in Chile or Argentina produce, sell, market, import, license or distribute beverages, directly or indirectly.

      Management of CCU. The Shareholder Agreement provides that IRSA shall cause to be designated as Chairman of the CCU Board a Director nominated by Quinenco and a Vice Chairman nominated by Heineken. In addition, IRSA shall cause to be designated as Chief Executive Officer the individual proposed by Quinenco. The Shareholder Agreement also provides that Quinenco shall have the power to nominate one half of the directors of CCU that IRSA can nominate and that Heineken shall have the power to nominate the other half.

      Operations of CCU. The Shareholder Agreement provides that neither IRSA nor CCU may undertake any of the following actions unless at least one director appointed by each of Quinenco and Heineken shall affirmatively vote in favor of the action:

            o     make any change in the nature of CCU's business;

            o issue, sell, purchase, redeem, subdivide, combine, reclassify or recapitalize any shares of the capital stock or Securities of CCU or of its subsidiaries or any rights, warrants or options to purchase any such shares or securities;

            o merge or consolidate CCU or any of its subsidiaries with or into any other entity;

            o     liquidate, dissolve or wind up CCU;

            o sell, transfer, lease, sublease, license or otherwise dispose to or from a third party property or assets, real, personal or mixed (including leasehold interests and intangible assets) in an amount in excess of US$3 million per transaction;

            o amend or restate the Articles of Incorporation or Bylaws of CCU;

            o declare, make or pay any dividend, distribution or transfer (whether in cash, securities or other property) to shareholders in an amount less than or greater than 50% of the annual net income of CCU and its subsidiaries on a consolidated basis;

            o increase the amount of the authorized or issued share capital of CCU, or issue any shares of capital stock;

            o incur or issue any indebtedness that would cause the ratio of consolidated net financial indebtedness to annual EBITDA of CCU to exceed 3 to 1;

            o unless required by law or a change in Chilean generally accepted accounting practices, make any material change in any method of accounting or accounting policies or the appointment of independent auditors;

            o list or delist the capital stock of CCU or any of its subsidiaries on any stock exchange;

            o     repurchase any shares of CCU;

            o enter any transactions between CCU and any person or entity which is related to or affiliated with Quinenco or Heineken or the executive management thereof having a value of more than US$10,000;

            o make or commit to any capital expenditure, investment or acquisition of assets or series of capital expenditures, investments, or acquisitions of assets in excess of US$5 million (US$5,000,000) annually;

            o enter into any new distribution, brand license, technical assistance or similar agreement, arrangement or transaction with any entity engaged in the business of brewing and selling malt beverages;

            o make any investment in or enter into any material transaction in respect of any business or operations outside of the beverage industry;

            o establish the terms of the compensation, bonus plans and other benefits applicable to any executive officer or senior manager; and

            o enter into any agreement or understanding to do any of the foregoing.

    Item 7. Material to be Filed as Exhibits.

      The following are filed with this statement:

1. Joint Filing Agreements, together with Powers of Attorney from each of Luksburg Foundation, Dolberg Finance Corporation Establishment, Lanzville Investments Establishment, Ruana Copper Corporation Establishment, Geotech Establishment, Andsberg Ltd., Andsberg Inv. Ltd., Andsberg Inversiones Ltda., Patricia Lederer Tcherniak, Nicolas Luksic Puga, Guillermo Luksic Craig, Andronico Luksic Craig, Inmobiliaria e Inversiones Rio Claro S.A., Inversiones Salta S.A., Inversiones Consolidadas S.A., Andronico Luksic Lederer, Davor Luksic Lederer, Max Luksic Lederer, Dax Luksic Lederer and LQ Inversiones Financieras S.A.

2. Amended Shareholder's Agreement dated January 13, 2003 between Quinenco and Heineken Chile.

3. Syndicated Loan Agreement among Inversiones y Rentas, Banco de Estado de Chile, Banco de Credito e Inversiones and Banco Bilbao Vizcaya Argentaria, Chile dated August 5, 2005.

                                                                    Schedule A-1

           Directors and General Manager of Inversiones y Rentas S.A.

Directors:
1.       Name:                                       Guillermo Luksic Craig
         Principal Occupation:                       Chairman of the Board of Directors of Quinenco, Director of
                                                     various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

2.       Name:                                       Phillipe Pasquet
         Principal Occupation:                       Managing Director of Heineken Latin America
         Business Address:                           Av. das Americas 500, bloco 12, Barra da Tijuca
                                                     Rio de Janeiro  22640-100, Brasil
         Citizenship:                                French

3.       Name:                                       Francisco Perez Mackenna
         Principal Occupation:                       Chief Executive Officer of Quinenco
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

4.       Name:                                       Manuel Jose Noguera Eyzaguirre
         Principal Occupation:                       Chief Legal Counsel of Quinenco
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

5.       Name:                                       Giorgio Maschietto Montuschi
         Principal Occupation:                       Director of various companies
         Business Address:                           El Golf 99, 15th Floor
                                                     Santiago, Chile
         Citizenship:                                Italian

6.       Name:                                       Carlos Olivos Marchant
         Principal Occupation:                       Partner, Law Offices Guerrero, Olivos, Novoa y Errazuriz Abogados
         Business Address:                           Avenida Vitacura 2939, 8th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

General Manager:

1.       Name:                                       Rosita Covarrubias Gatica
         Principal Occupation:                       General Manager of Bayerische Hausbau Inmobiliaria Limitada
         Business Address:                           Avenida Apoquindo 3721, 21st  Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean


                                      A-2-1

                                                                    Schedule A-2

              Authorized Signatories of Inversiones IRSA Limitada.

1.       Name:                                       Francisco Perez Mackenna
         Principal Occupation:                       Chief Executive Officer of Quinenco
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

2.       Name:                                       Giorgio Maschietto Montuschi
         Principal Occupation:                       Director of various companies
         Business Address:                           El Golf 99, 15th Floor
                                                     Santiago, Chile
         Citizenship:                                Italian

3.       Name:                                       Rosita Covarrubias Gatica
         Principal Occupation:                       General Manager of Bayerische Hausbau Inmobiliaria
                                                     Limitada
         Business Address:                           Avenida Apoquindo 3721, 21st  Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean


                                      A-2-1

                                                                    Schedule A-3

                Directors and Executive Officers of Quinenco S.A.

Directors:
1.       Name:                                       Guillermo Luksic Craig
         Principal Occupation:                       Chairman of the Board of Directors of Quinenco, Director of
                                                     various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

2.       Name:                                       Andronico Luksic Craig
         Principal Occupation:                       Vice Chairman of the Board of Directors of Quinenco,
                                                     Director of various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

3.       Name:                                       Matko Koljatic Maroevic
         Principal Occupation:                       Business Administrator
         Business Address:                           Vicuna Mackenna 4860
                                                     Escuela de Administracion PUC,
                                                     Santiago, Chile
         Citizenship:                                Chilean

4.       Name:                                       Hernan Buchi Buc
         Principal Occupation:                       Director of various companies
         Business Address:                           San Crecente 551
                                                     Las Condes, Santiago, Chile
         Citizenship:                                Chilean

5.       Name:                                       Juan Andres Fontaine Talavera
         Principal Occupation:                       Owner, Fontaine Consultants
         Business Address:                           Santa Lucia 188, 6th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

6.       Name:                                       Jean-Paul Luksic Fontbona
         Principal Occupation:                       Director of Quinenco,
                                                     Director of various companies
         Business Address:                           Ahumada 11, 10 th  Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

7.       Name:                                       Gonzalo Menendez Duque
         Principal Occupation:                       Director of various companies
         Business Address:                           Agustinas 972, Suite 701
                                                     Santiago, Chile
         Citizenship:                                Chilean


                                      A-3-1

Executive Officers:
1.       Name:                                       Francisco Perez Mackenna
         Title:                                      Chief Executive Officer
         Citizenship:                                Chilean

2.       Name:                                       Luis Fernando Antunez Bories
         Title:                                      Chief Financial Officer
         Citizenship:                                Chilean

3.       Name:                                       Felipe Joannon Vergara
         Title:                                      Managing Director, Business Development
         Citizenship:                                Chilean

4.       Name:                                       Martin Rodriguez Guiraldes
         Title:                                      Managing Director, Strategy and Performance Appraisal
         Citizenship:                                Chilean

5.       Name:                                       Manuel Jose Noguera Eyzaguirre
         Title:                                      Chief Legal Counsel
         Citizenship:                                Chilean

6.       Name:                                       Fernando Silva Lavin
         Title:                                      Controller
         Citizenship:                                Chilean


                                      A-3-2

                                                                    Schedule A-4

                           Directors of Heineken N.V.

Members of the Executive Board:
1.       Name:                                       Thony A. Ruys
         Principal Occupation:                       Chairman of the Executive Board of Heineken N.V.
         Business Address:                           Tweede Weteringplantsoen 21,
                                                     1017 2D Amsterdam, Netherlands
         Citizenship:                                Dutch

2.       Name:                                       Marc M.J. Bolland
         Principal Occupation:                       Member of the Executive Board of Heineken N.V.
         Business Address:                           Tweede Weteringplantsoen 21,
                                                     1017 2D Amsterdam, Netherlands
         Citizenship:                                Dutch

3.       Name:                                       Jean-Francois van Boxmeer
         Principal Occupation:                       Member of the Executive Board of Heineken N.V.
         Business Address:                           Tweede Weteringplantsoen 21,
                                                     1017 2D Amsterdam, Netherlands
         Citizenship:                                 Belgian

4.       Name:                                       Rene Hooft Graafland
         Principal Occupation:                       Member of the Executive Board of Heineken N.V.
         Business Address:                           Tweede Weteringplantsoen 21,
                                                     1017 2D Amsterdam, Netherlands
         Citizenship:                                Dutch

5.       Name:                                       Karl K. Buche
         Principal Occupation:                       Member of the Executive Board of Heineken N.V.
         Business Address:                           Tweede Weteringplantsoen 21,
                                                     1017 2D Amsterdam, Netherlands
         Citizenship:                                Austrian


                                      A-4-1

                                                                    Schedule A-5

                      Directors of the Luksburg Foundation

1.       Name:                                       Andronico Luksic Craig
         Principal Occupation:                       Vice Chairman of the Board of Directors of Quinenco, Director of
                                                     various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

2.       Name:                                       Guillermo Luksic Craig
         Principal Occupation:                       Chairman of the Board of Directors of Quinenco, Director of various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

3.       Name:                                       Jean-Paul Luksic Fontbona
         Principal Occupation:                       Director of Quinenco,,
                                                     Director of various companies
         Business Address:                           Ahumada 11, 10th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

4.       Name:                                       Karl Josef Hier
         Principal Occupation:                       Lawyer, Marxer & Partner
         Business Address:                           Heiligkreuz 6
                                                     Vaduz, Liechtenstein
         Citizenship:                                Liechtenstein


                                      A-5-1

                                                                    Schedule A-6

                Directors of Lanzville Investments Establishment

1.       Name:                                       Andronico Luksic Craig
         Principal Occupation:                       Vice Chairman of the Board of Directors of Quinenco,
                                                     Director of various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

2.       Name:                                       Guillermo Luksic Craig
         Principal Occupation:                       Chairman of the Board of Directors of Quinenco, Director of
                                                     various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

3.       Name:                                       Jean-Paul Luksic Fontbona
         Principal Occupation:                       Director of Quinenco,
                                                     Director of various companies
         Business Address:                           Ahumada 11, 10th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

4.       Name:                                       Karl Josef Hier
         Principal Occupation:                       Lawyer, Marxer & Partner
         Business Address:                           Heiligkreuz 6
                                                     Vaduz, Liechtenstein
         Citizenship:                                Liechtenstein


                                      A-6-1

                                                                    Schedule A-7

             Directors of Dolberg Finance Corporation Establishment

1.       Name:                                       Andronico Luksic Craig
         Principal Occupation:                       Vice Chairman of the Board of Directors of Quinenco,
                                                     Director of various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

2.       Name:                                       Guillermo Luksic Craig
         Principal Occupation:                       Chairman of the Board of Directors of Quinenco, Director of
                                                     various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

3.       Name:                                       Jean-Paul Luksic Fontbona
         Principal Occupation:                       Director of Quinenco,
                                                     Director of various companies
         Business Address:                           Ahumada 11, 10th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

4.       Name:                                       Karl Josef Hier
         Principal Occupation:                       Lawyer, Marxer & Partner
         Business Address:                           Heiligkreuz 6
                                                     Vaduz, Liechtenstein
         Citizenship:                                Liechtenstein


                                      A-7-1

                                                                    Schedule A-8

                       Directors of Geotech Establishment

1.       Name:                                       Andronico Luksic Craig
         Principal Occupation:                       Vice Chairman of the Board of Directors of Quinenco,
                                                     Director of various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

2.       Name:                                       Guillermo Luksic Craig
         Principal Occupation:                       Chairman of the Board of Directors of Quinenco, Director of
                                                     various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

3.       Name:                                       Jean-Paul Luksic Fontbona
         Principal Occupation:                       Director of Quinenco,
                                                     Director of various companies
         Business Address:                           Ahumada 11, 10th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

4.       Name:                                       Karl Josef Hier
         Principal Occupation:                       Lawyer, Marxer & Partner
         Business Address:                           Heiligkreuz 6
                                                     Vaduz, Liechtenstein
         Citizenship:                                Liechtenstein


                                      A-8-1

                                                                    Schedule A-9

                          Directors of Andsberg Limited

1.       Name:                                       Guillermo Luksic Craig
         Principal Occupation:                       Chairman of the Board of Directors of Quinenco, Director of
                                                     various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

2.       Name:                                       Mark Lightbown
         Principal Occupation:                       Director of various companies
         Business Address:                           Avenida El Bosque Norte 0440, Las Condes
                                                     Santiago, Chile
         Citizenship:                                British


                                      A-9-1

                                                                   Schedule A-10

                    Directors of Andsberg Inversiones Limited

1.       Name:                                       Guillermo Luksic Craig
         Principal Occupation:                       Chairman of the Board of Directors of Quinenco, Director of
                                                     various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean


                                     A-10-1

                                                                   Schedule A-11

               Authorized Signators of Andsberg Inversiones Ltda.

1.       Name:                                       Andronico Luksic Craig
         Principal Occupation:                       Vice Chairman of the Board of Directors of Quinenco,
                                                     Director of various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

2.       Name:                                       Guillermo Luksic Craig
         Principal Occupation:                       Chairman of the Board of Directors of Quinenco, Director of
                                                     various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

3.       Name:                                       Jean-Paul Luksic Fontbona
         Principal Occupation:                       Director of Quinenco,
                                                     Director of various companies
         Business Address:                           Ahumada 11, 10th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

4.       Name:                                       Guillermo Delgado Opazo
         Principal Occupation:                       Business Administrator for the Quinenco Group
         Business Address:                           Ahumada 11, 10th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

5.       Name:                                       Lukas Yaksic Rojas
         Principal Occupation:                       Business Administrator for the Quinenco Group
         Business Address:                           Ahumada 11, 10th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

                                     A-11-1

                                                                   Schedule A-12

               Directors of Ruana Copper Corporation Establishment

1.       Name:                                       Andronico Luksic Craig
         Principal Occupation:                       Vice Chairman of the Board of Directors of Quinenco
                                                     Director of various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

2.       Name:                                       Guillermo Luksic Craig
         Principal Occupation:                       Chairman of the Board of Directors of Quinenco, Director of
                                                     various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

3.       Name:                                       Jean-Paul Luksic Fontbona
         Principal Occupation:                       Director of Quinenco,
                                                     Director of various companies
         Business Address:                           Ahumada 11, 10th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

4.       Name:                                       Karl Josef Hier
         Principal Occupation:                       Lawyer, Marxer & Partner
         Business Address:                           Heiligkreuz 6
                                                     Vaduz, Liechtenstein
         Citizenship:                                Liechtenstein


                                     A-12-1

                                                                   Schedule A-13

             Directors of Inmobiliaria e Inversiones Rio Claro S.A.

1.       Name:                                       Guillermo Luksic Craig
         Principal Occupation:                       Chairman of the Board of Directors of Quinenco, Director of
                                                     various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

2.       Name:                                       Nicolas Luksic Puga
         Principal Occupation:                       Financial Analyst, Quinenco
         Business Address:                           Enrique Foster Sur 20, 15th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

3.       Name:                                       Andronico Luksic Craig
         Principal Occupation:                       Vice Chairman of the Board of Directors of Quinenco
                                                     Director of various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

4.       Name:                                       Antonia Luksic Puga
         Principal Occupation:                       N/A
         Business Address:                           Enrique Foster Sur 20, 18th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

5.       Name:                                       Manuel Jose Noguera Eyzaguirre
         Principal Occupation:                       Chief Legal Counsel of Quinenco
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

6.       Name:                                       Alessandro Bizzarri Carvallo
         Principal Occupation:                       Lawyer, Quinenco
         Business Address:                           Enrique Foster Sur 20, 15th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

7.       Name:                                       Mario Garrido Taraba
         Principal Occupation:                       Business Administrator for the Quinenco Group
         Business Address:                           Enrique Foster Sur 20, 18th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean


                                     A-13-1

                                                                   Schedule A-14

         Directors and General Manager of lnversiones Consolidadas S.A.

Directors:
1.       Name:                                       Mario Garrido Taraba
         Principal Occupation:                       Business Administrator for the Quinenco Group
         Business Address:                           Enrique Foster Sur 20, 18th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

2.       Name:                                       Andronico Luksic Lederer
         Principal Occupation:                       Financial Analyst, Banchile
         Business Address:                           Enrique Foster Sur 20, 18th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

3.       Name:                                       Patricia Lederer Tcherniak
         Principal Occupation:                       n/a
         Business Address:                           Enrique Foster Sur 20, 18th Floor
                                                     Santiago, Chile
         Citizenship:                                Argentine

4.       Name:                                       Guillermo Luksic Craig
         Principal Occupation:                       Chairman of the Board of Directors of Quinenco, Director of
                                                     various companies
         Business Address:                           Enrique Foster Sur 20, 16th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

5.       Name:                                       Gustavo Delgado Opazo
         Principal Occupation:                       Business Administrator for the Quinenco Group
         Business Address:                           Enrique Foster Sur 20, 18th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

General Manager:

1.       Name:                                       Rodrigo Terre Fontbona
         Principal Occupation:                       Business Administrator for the Quinenco Group
         Business Address:                           Enrique Foster Sur 20, 18th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean


                                     A-14-1

                                                                   Schedule A-15

             Directors and General Manager of lnversiones Salta S.A.

Directors:

1.       Name:                                       Andronico Luksic Lederer
         Principal Occupation:                       Financial Analyst, Banchile
         Business Address:                           Enrique Foster Sur 20, 18th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

2.       Name:                                       Edmundo Eluchans Urenda
         Principal Occupation:                       Lawyer, Eluchans & Co.
         Business Address:                           Teatinos 248, 10th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

3.       Name:                                       Mario Garrido Taraba
         Principal Occupation:                       Business Administrator for the Quinenco Group
         Business Address:                           Enrique Foster Sur 20, 18th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

4.       Name:                                       Gustavo Delgado Opazo
         Principal Occupation:                       Business Administrator for the Quinenco Group
         Business Address:                           Enrique Foster Sur 20, 18th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean

General Manager:

1.       Name:                                       Rodrigo Terre Fontbona
         Principal Occupation:                       Business Administrator for the Quinenco Group
         Business Address:                           Enrique Foster Sur 20, 18th Floor
                                                     Santiago, Chile
         Citizenship:                                Chilean


                                     A-15-1

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September   , 2005

                           Inversiones y Rentas S.A.
                           Inversiones IRSA Limitada


                           By:
                               -------------------------------------
                           Name: Rosita Covarrubias Gatica
                           Title:  General Manager


                           Quinenco S.A.


                           By:
                               -------------------------------------
                           Name: Luis  Fernando Antunez Bories
                           Title:  Chief Financial Officer

                           Luksburg Foundation
                           Dolberg Finance Corporation Establishment
                           Lanzville Investment Establishment
                           Ruana Copper Corporation Establishment
                           Geotech Establishment
                           Andsberg Ltd.
                           Andsberg Inversiones Ltd.
                           Andsberg Inversiones Ltda.


                           By:
                               -------------------------------------
                           Name: Guillermo Luksic Craig


                           By:
                               -------------------------------------
                           Name: Jean-Paul Luksic Fontbona

                           Heineken N.V.

                           By:
                               -------------------------------------
                           Name: Thony A. Ruys
                           Title:  Chairman of the Executive Board

                           Guillermo Luksic Craig
                           Nicolas Luksic Puga
                           Inmobiliaria e Inversiones Rio Claro S.A.


                           By:
                               ---------------------------------------------
                           Name: Mario Garrido Taraba
                           Title:  Attorney-in-fact

                           Andronico Luksic Craig
                           Patricia Lederer Tcherniak
                           Inversiones Consolidadas S.A.
                           Inversiones Salta S.A.
                           Andronico Luksic Lederer
                           Davor Luksic Lederer
                           Max Luksic Lederer
                           Dax Luksic Lederer


                           By:
                               ---------------------------------------------
                           Name: Rodrigo Terre Fontbona
                           Title:  Attorney-in-fact

                                  EXHIBIT INDEX

Exhibit     Description
-------     -----------

1.          Joint Filing Agreements, Powers of Attorney from each of:
            LQ Inversiones Financieras S.A., Luksburg Foundation, Dolberg Finance Corporation Establishment, Lanzville Investments Establishment, Ruana Copper Corporation Establishment, Geotech Establishment, Andsberg Ltd., Andsberg Inversiones Ltd., Andsberg Inversiones Ltda., Patricia Lederer Tcherniak, Nicolas Luksic Puga, Guillermo Luksic Craig, Andronico Luksic Craig, Inmobiliaria e Inversiones Rio Claro S.A., Inversiones Salta S.A., Inversiones Consolidadas S.A., Andronico Luksic Lederer, Davor Luksic Lederer, Max Luksic Lederer and Dax Luksic Lederer

2. Amended Shareholder's Agreement dated January 13, 2003 between Quinenco and Heineken Chile.

3. Syndicated Loan Agreement among Inversiones y Rentas, Banco de Estado de Chile, Banco de Credito e Inversiones and Banco Bilbao Vizcaya Argentaria, Chile dated August 5, 2005.